Exhibit 99.16

NEWS RELEASE	December 16, 2005

ACCLAIM AND STARPOINT TO HOST UPCOMING UNITHOLDER MEETINGS AND
WEBCAST PRESENTATION

CALGARY, ALBERTA (AE.UN; SPN.UN – TSX) – Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) announced today that it will webcast a portion of both special meetings on Monday, December 19, 2005 at the Metropolitan Convention Centre, 333 Fourth Avenue S.W., Calgary, Alberta. The business portion of the special meeting for holders of Acclaim Energy Trust Units is scheduled to begin at 9:00 a.m. (MT). The business portion of the special meeting for holders of StarPoint Energy Trust Units is scheduled to begin at 10:00 a.m. (MT). At approximately 10:15 a.m. Mr. Paul Charron, President and CEO of Acclaim Energy Trust (who will serve as President and CEO of Canetic Resources Trust) will present his remarks on Canetic Resources Trust, followed by TriStar remarks made by Mr. Brett Herman, Vice President and CFO of StarPoint (who will serve as President and COO of TriStar Oil and Gas) at approximately 10:30 a.m. (MT).

To listen to the webcast please visit either the Acclaim website at www.acclaimtrust.com or the Starpoint website at www.spnenergy.com. Please access one of the sites at least 10 minutes prior to the scheduled start time of the presentation. Please note that the exact start time, estimated at 10:15 a.m. (MT) may be later depending upon the conclusion of the business portion of the special meeting.

The Arrangement will result in the creation of Canetic Resources Trust, a new oil and natural gas energy trust which is expected to be one of the largest conventional oil and natural gas trusts in North America,and TriStar Oil & Gas Ltd., a new public growth oriented junior exploration company which will own certain of Acclaim’s and StarPoint’s oil and natural gas assets and undeveloped lands. Pursuant to the Arrangement, holders (“Acclaim Unitholders”) of trust units (“Acclaim Units”) of Acclaim will receive for each Acclaim Unit, 0.8333 of a trust unit (“Canetic Unit”) of Canetic Trust and holders (“StarPoint Unitholders”) of trust units (“StarPoint Units”) of StarPoint will receive for each StarPoint Unit, 1.0000 of a Canetic Unit. Holders of Acclaim Units and StarPoint Units will also receive, as a separate distribution, common shares (“TriStar Common Shares”) of TriStar on the basis of 0.0833 of a TriStar Common Share for each Acclaim Unit and 0.1000 of a TriStar Common Share for each StarPoint Unit. In addition, under the Arrangement, each holder of Acclaim Units will receive 0.0175 of a warrant (“TriStar Arrangement Warrant”) of TriStar for each Acclaim Unit held and each holder of StarPoint Units will receive 0.0210 of a TriStar Arrangement Warrant for each StarPoint Unit held. Each full TriStar Arrangement Warrant will be exercisable for a period of 30 days following completion of the Arrangement into one TriStar CommonShare at an exercise price of $2.75 per share.

FOR FURTHER INFORMATION PLEASE CONTACT:

Acclaim:	StarPoint:
J. Paul Charron	Paul Colborne
President and Chief Executive Officer	President and Chief Executive Officer
(403) 539-6300	(403) 268-7800

Or:

Kerklan (Kerk) Hilton	Brett Herman
Director, Investor Relations	Vice President, Finance and CFO
(403) 539-6343	(403) 268-7800

info@acclaimtrust.com	info@spnenergy.com
www.acclaimtrust.com	www.spnenergy.com

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust, Canetic Resources Trust (“Canetic”) and TriStar Oil & Gas (“TriStar”) and the transactions contemplated in this news release including management’s assessment of future plans and operations, completion of the merger and formation of TriStar, and the listing of the securities of the Canetic and TriStar on stock exchanges, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; uncertainty of receiving unitholder approval for the transactions contemplated herein; failure to obtain required regulatory approvals; including stock exchange listing approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s and/or StarPoint’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or StarPoint’s website (www.spnenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim, StarPoint, Canetic or TriStar undertakes any obligation to update publicly or to revise any of the included forwardlooking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

This news release contains the terms “cash flow” and “netbacks” which are non-GAAP terms. Acclaim and StarPoint use these measures to help evaluate their respective performance. Acclaim and StarPoint consider netbacks a key measure as it demonstrates profitability relative to current commodity prices. Netbacks are defined on a unit of production basis as the average sales price less royalties, transportation and operating costs. Acclaim and StarPoint consider cash flow a key measure as it demonstrates the entity’s ability to pay distributions, to generate funds necessary to repay debt and to fund future growth through capital investment. Cash flow should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of the entity’s performance. References to cash flow are defined as net earnings plus non-cash expense.